Exhibit 99.1

PRIMA BIOMED LTD

Australian Cancer Treatment Company

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

19 July 2013

PRIMA BIOMED ISSUES THE FOLLOWING NOTICE UNDER SECTION

708A(5)(e) OF THE CORPORATIONS ACT AND APPENDIX 3B

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”) has announced this notice is given by Prima BioMed Ltd ABN 90 009 237 889 (Company) under section 708A(5)(e) of the Corporations Act 2001 (Cth) (Corporations Act).

The Company has today issued 16,412,500 fully paid ordinary shares (Shares) to certain sophisticated and professional investors (as those terms are defined in section 708 of the Corporations Act) from the shortfall from the Company’s recently completed Share purchase plan.

For the purposes of section 708A(6) of the Corporations Act, the Company advises that:

(a) the Shares were issued to investors without disclosure under Part 6D.2 of the Corporations Act;

(b) this notice is being given under section 708A(5)(e) of the Corporations Act;

(c) as at the date of this notice, the Company has complied with:

(i) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(ii) section 674 of the Corporations Act,

(d) as at the date of this notice, there is no excluded information of the type referred to in sections 708A(7) and 708A(8) of the Corporations Act.

An Appendix 3B in relation to the issue of Shares noted above is attached.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalised bio-therapeutic products for cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders. Prima BioMed’s lead product is CVacTM, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon starting in trials for pancreatic, colorectal, and triple-negative breast cancers.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity

Prima BioMed Ltd (Company)

ABN

90 009 237 889

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully Paid Ordinary Shares (PRR)

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

a) 16,412,500 Shares issued to certain sophisticated and professional investors in accordance with the shareholder approval obtained at the EGM on 16 May 2013 to issue SPP shares shortfall shares (Shortfall Placement)

b) 3 shares issued following the exercise of an equivalent number of quoted options (Options Exercise).

3 Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

Pari passu with existing Ordinary Fully Paid Shares (PRR)

4 Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

Yes (PRR)

If the additional +securities do not rank equally, please state:

the date from which they do

the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5 Issue price or consideration

a) $0.08 per Share (with respect to the Shares issued under the Shortfall Placement)

b) $0.20 per Share (with respect to the Shares issued following the Options Exercise).

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

a) Shortfall Placement The funds raised under the Shortfall Placement will be applied towards:

- co-funding up to three phase 2 trials of CVac in additional cancer indications and continuing the ongoing clinical program; - continuing CVac manufacturing optimisation programs to move toward a commercially successful and global product manufacturing platform; and - providing general working capital for the Company and adding security to the balance sheet.

b) Exercise of Options General working capital.

6a Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

No.

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

6b The date the security holder resolution under rule 7.1A was passed

N/A.

6c Number of +securities issued without security holder approval under rule 7.1

N/A.

6d Number of +securities issued with security holder approval under rule 7.1A

N/A.

6e Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)

16,412,500 shares issued with member approval under listing rule 7.3 obtained at the Company’s general meeting held on 16 May 2013.

6f Number of +securities issued under an exception in rule 7.2

N/A.

6g If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.

N/A.

6h If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements

N/A.

6i Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements

N/A.

7 +Issue dates

19th July 2013

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

8 Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)

Number +Class

1,159,559,341

Ordinary fully paid shares (ASX: PRR)

77,378,696

Options exercisable at $0.20 on or before 19 June 2017 (PRRO)

9 Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)

Number Amount

+Class - Options

Exercise Price Expiration Date ASX Code

1,884,253 $0.2685 9 November 2014 PRRAS

1,884,253 $0.2360 8 December 2014 PRRAU

1,061,411 $0.2271 12 January 2015 PRRAY

1,118,211 $0.2345 12 February 2015 PRRAW

1,075,269 $0.2277 18 March 2015 PRRAZ

500,000 $0.2500 6 May 2015 PRRAC

1,055,011 $0.2351 19 May 2015 PRRAD

32,500,000 $0.2000 6 December 2013 PRRAL

2,000,000 $0.1000 6 December 2014 PRRAL

500,000 $0.1000 26 August 2014 PRRAL

740,741 $0.3390 1 February 2016 PRRAL

100,000 $0.2790 3 November 2014 PRRAL

100,000 $0.2329 3 January 2015 PRRAL

2,800,000 $0.1850 1 August 2015 PRRAL

200,000 $0.1730 20 February 2016 PRRAL

47,519,149 Total

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Unchanged

Part 2 - Pro rata issue

11 Is security holder approval required?

N/A.

12 Is the issue renounceable or non-renounceable?

N/A.

13 Ratio in which the +securities will be offered

N/A.

14 +Class of +securities to which the offer relates

N/A.

15 +Record date to determine entitlements

N/A.

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

N/A.

17 Policy for deciding entitlements in relation to fractions

N/A.

18 Names of countries in which the entity has security holders who will not be sent new offer documents

N/A.

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

N/A.

20 Names of any underwriters

N/A.

21 Amount of any underwriting fee or commission

N/A.

22 Names of any brokers to the issue

N/A.

23 Fee or commission payable to the broker to the issue

N/A.

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders

N/A.

25 If the issue is contingent on security holders’ approval, the date of the meeting

N/A.

26 Date entitlement and acceptance form and offer documents will be sent to persons entitled

N/A.

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

N/A.

28 Date rights trading will begin (if applicable)

N/A.

29 Date rights trading will end (if applicable)

N/A.

30 How do security holders sell their entitlements in full through a broker?

N/A.

31 How do security holders sell part of their entitlements through a broker and accept for the balance?

N/A.

32 How do security holders dispose of their entitlements (except by sale through a broker)?

N/A.

33 +Issue date

N/A.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of +securities

(tick one)

(a) +Securities described in Part 1

(b) All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of +securities for which +quotation is sought

39 +Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

the date from which they do

the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another +security, clearly identify that other +security) Number +Class

42 Number and +class of all +securities quoted on ASX (including the +securities in vclause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

There is no reason why those +securities should not be granted +quotation.

An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 19 July 2013

Company secretary

Print name: Deanne Miller